Schedule B

Fund Accounting Services Fee Schedule

To the Fund Accounting Services Agreement

(as of September 1, 2007)

Fund Accounting

The following schedule shall be employed in the calculation of the annual fees payable for the services provided under this Agreement. For purposes of determining the asset levels at which a Tier applies, assets for U.S. Equity Funds across the entire JPMorgan Funds Complex (which shall be defined to include any 1940 Act fund, commingled funds or Section 3c-7 fund which is advised or sub-advised by an entity which is a wholly-owned subsidiary of JPMorgan Chase & Co.) shall be used.

U.S. Equity Funds
Tier One	First $12,500,000,000	0.85 bps
Tier Two	Next $7,500,000,000	0.50 bps
Tier Three	Next $10,000,000,000	0.35 bps
Tier Four	Over $30,000,000,000	0.25 bps

Other Fees
Minimums
	Highbridge Statistical Market Neutral Fund*	$30,000
Additional Share Classes	$2,000
Fund Mergers (per fund)	$1,500

* Plus $20 per trade requiring manual entry into the WINS accounting platform

Out-of-pocket Expenses

Recovery of applicable out-of-pocket expenses will be made as of the end of each month. Out-of-pocket expenses include, but are not limited to the following*:

•

Information, Pricing, Benchmarking and other Data Licensed Services. These charges include payments to service providers such as IDC, JJ Kenny, Bear Sterns, Xciteck, Reuters, Bloomberg, CCH, Exchange fees, Options Price Reporting Authority, Standard and Poors, Hedgetek, Wall Street Concepts, Easylink

- Archives. Archive charges to include storage, transportation, and recalls of archive boxes.

- Printing/Copying. These charges include expenses associated with printing copying and fax support.

*Additional fee categories may be added in response to future developments, e.g., when new regulations are enacted that result in additional expense to comply with those regulations.

Fee Terms and Conditions

JPMIS's fees shall remain in place for a period of 3 years from the effective date of the fee schedule.

JPMIS reserves the right to renegotiate its fee schedule at any time, should a Fund’s actual investment portfolio and/or trading activity differ significantly from the assumptions used to develop our fee proposal. The fee schedule may also be amended by mutual agreement of the parties if a Fund’s service requirements change; each party agrees to negotiate, diligently and in good faith, to agree upon new fees for such service requirement changes. Related to Fund Accounting services, bond broker quotes are currently included in the overall Fund Accounting fees. Should there be a significant increase in the use of bond broker quotes, JPMIS and the Trust agree to revisit this arrangement.

Fees for additional service(s) and/or market(s) added at the request of the Trust while this fee schedule is in effect will be assessed at JPMIS's standard price(s); unless an alternative pricing arrangement is agreed upon in advance by the Trust and JPMIS.

JPMIS requires invoices to be paid in U.S. Dollars, unless JPMIS and the Trust have agreed upon alternative payment arrangements in advance of remittance.

Basis point fee(s), if applicable, will be calculated at the end of the monthly billing period using asset values derived by JPMIS from data provided by its selected pricing sources. In the event that JPMIS must rely on the Funds or a portfolio manager or other party(ies) selected by the Funds to provide valuation(s) for the purpose of calculating basis point fee(s), JPMIS must receive such valuations no later than 30 days after the end of the billing period in a format deemed acceptable by JPMIS. In the event that JPMIS does not receive valuations by the required date, JPMIS will render an invoice using the most recent valuation(s) received for the respective investment(s)/account(s).

JPMIS will present invoices monthly in arrears, with payment expected via wire transfer, unless an alternative billing arrangement is negotiated between the Trust and JPMIS. All annual fees, including basis point fees, will be pro-rated based on the number of months included in the billing period.

Any customized technology projects required to meet a Fund’s specific requirements, such as non-standard reporting requirements, system interfaces or enhancements, will be billed to a Fund based on the time and materials required to design, develop, test and deliver the project, unless an alternative arrangement is negotiated between the Trust and JPMIS.

Agreed to and accepted by:

JPMorgan Trust I, on behalf of the Funds Listed on Schedule A to the Agreement

By:
Name:
Title:

J.P. Morgan Investor Services Co.

By:
Name:
Title:

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